August 9, 2019

Jessica VerSteeg Lavrov
President
ParagonCoin Limited
6 Bayside Road
1st Floor - Unit 1.02
Gibraltar, Gibraltar GX11 1AA

       Re: ParagonCoin Limited
           Form 10-12G
           Filed March 29, 2019
           File No. 000-56040

Dear Ms. VerSteeg Lavrov:

        We issued comments to you on the above captioned filing on April 26, 2019. As of the date of this letter, these comments remain outstanding and unresolved. We expect you to provide a complete, substantive response to these comments by Friday, August 16, 2019.

       If you do not provide a complete, substantive amendment in response to these comments by Friday, August 16, 2019, we will terminate our review and will take further steps as we deem appropriate. Among other things, we may decide to release publicly, through the agency's
EDGAR system, all correspondence, including this letter, relating to the review of your filing, consistent with the staff's decision to publicly release comment and response letters relating to disclosure filings it has reviewed.

       Please contact Erin E. Martin, Legal Branch Chief, at (202) 551-3391 with any questions.



                                                            Sincerely,

                                                            Division of
Corporation Finance
                                                            Office of Financial
Services